Exhibit 99.1

argenx reports third quarter 2017 financial results and

provides business update

October 26, 2017

Breda, the Netherlands / Ghent, Belgium argenx (Euronext Brussels & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced financial results and provided a business update for the third quarter ended September 30, 2017.

“We made strong progress during the third quarter launching the Phase 2 study of ARGX-113 in pemphigus vulgaris (PV) and delivering on our promise to expand the ARGX-113 program into new, carefully selected indications. With data readouts expected in 2018 from the Phase 2 studies in myasthenia gravis (MG), immune thrombocytopenia (ITP) and now PV, we will evaluate ARGX-113 in indications where disease progression is driven by pathogenic autoantibodies of the Immunoglobulin G (IgG) type,” commented Tim Van Hauwermeiren, CEO of argenx. “We are also progressing well with our lead oncology candidate, ARGX-110, and expect interim data from both our Phase 1/2 trial in acute myeloid leukemia (AML) and Phase 2 trial in cutaneous T-cell lymphoma (CTCL) by the 2017 American Society of Hematology (ASH) Annual Meeting (December, 2017). Between our wholly-owned pipeline and our programs partnered with AbbVie, Leo Pharma and through our Innovative Access Program, we believe we are very well-positioned for a catalyst-rich 2018.”

THIRD QUARTER 2017 AND RECENT HIGHLIGHTS

Products in clinical development:

ARGX-113

•                  Completed enrollment for Phase 2 clinical trial of MG.

•                  Announced orphan drug designation by U.S. Food and Drug Administration for ARGX-113 for the treatment of MG.

•                  Reached 50% enrollment in Phase 2 proof-of-concept clinical trial of ARGX-113 in ITP.

•                  Launched Phase 2 proof-of-concept clinical trial of ARGX-113 for the treatment of PV.

ARGX-111

•                  Met safety endpoints in the Phase 1 clinical trial in treatment-refractory patients with advanced cancers whose tumors overexpress the MET protein. Complete data set from ARGX-111 Phase 1b clinical trial presented at Best of ASCO Asia 2017 (Singapore).

Collaborations:

ARGX-116

•                  Announced publication of new preclinical data in ‘Nature Medicine’ on ARGX-116 inhibiting ApoC3, a metabolic target correlated with blood lipid levels that provide further rationale for the development of ARGX-116 for the treatment of dyslipidemia.

Corporate:

•                  Established argenx US, Inc., a U.S. subsidiary located in Boston.

UPCOMING CLINICAL MILESTONES

ARGX-113

•                  Topline data from Phase 2 clinical trials in MG expected in 1Q 2018 at the latest and ITP expected in 2H 2018. Interim data from Phase 2 clinical trial in PV expected in 2H 2018.

•                  Initiation of Phase 1 clinical trial of subcutaneous dosing in healthy volunteers expected in Q4 2017.

ARGX-110

•                  Interim data from Phase 1/2 clinical trial in AML and Phase 2 clinical trial in CTCL each expected by ASH (December 11, 2017).

FINANCIAL HIGHLIGHTS (as of September 30, 2017) (compared to financial highlights as of September 30, 2016)

•                  Operating income of €30.5 million (September 30, 2016: €12.5 million).

•                  Total comprehensive loss of €16.5 million (September 30, 2016: €12.6 million).

•                  Cash position of €161.7 million (cash, cash-equivalents and current financial assets) allowing argenx to pursue development of its pipeline as planned.

KEY FIGURES (CONSOLIDATED AND UNAUDITED)

(in thousands of €)	Nine months ended September 30, 2016	Nine months ended September 30, 2017	Variance

Revenue	10,515	28,422	17,907
Other operating income	2,010	2,090	80
Total operating income	12,525	30,512	17,987
Research and development expenses	(20,170)	(36,655)	(16,485)
General and administrative expenses	(4,927)	(7,339)	(2,412)
Operating loss	(12,572)	(13,482)	(910)
Financial income	55	88	(33
Exchange gains/(losses)	(51)	(2,476)	(2,425)
Loss before taxes	(12,568)	(15,870)	(3,302)
Income tax income/(expense)	0	(597)	(597)
TOTAL COMPREHENSIVE PROFIT / (LOSS)	(12,568)	(16,467)	(3,899)
Net increase / (decrease) in cash, cash-equivalents and current financial assets compared to year-end 2015 and 2016	60,740	64,989
Cash, cash-equivalents and current financial assets at the end of the period	103,067	161,717

DETAILS OF THE FINANCIAL RESULTS

Operating income reached €30.5 million for the nine months ended September 30, 2017, compared to €12.5 million for the nine months ended September 30, 2016. The increase in operating income in 2017 results primarily from (i) the deferred revenue recognized from the collaboration agreement signed with AbbVie in April 2016 and (ii) the milestone payment received from AbbVie in the first half of 2017.

For the nine months ended September 30, 2017, research and development expenses totaled €36.7 million, compared to €20.2 million the nine months ended September 30, 2016. This increase in research and development expenses in 2017 was principally related to the advancement of (i) the manufacturing and clinical development activities of ARGX-113 and ARGX-110 and (ii) other preclinical and discovery-stage product candidates including external research and development expenses incurred under the collaboration agreements with LEO Pharma and AbbVie.

General and administrative expenses amounted to €7.3 million for the nine months ended September 30, 2017, compared to €4.9 million for the nine months ended September 30, 2016. The increase of general and administrative expenses in 2017 primarily resulted from higher personnel expenses, office costs and consulting fees incurred to support the growth of argenx and for argenx to prepare to become, and continue operating as, a Nasdaq-listed company.

Exchange losses totaled €2.5 million on September 30, 2017, compared to €0.1 million on September 30, 2016. This increase is mainly attributable to unrealized exchange rate losses on argenx’s cash and current financial assets position in U.S. dollars due to the unfavorable fluctuation of the EUR/USD exchange rate during the nine months ended September 30, 2017.

For the nine months ended September 30, 2017, argenx generated a total comprehensive loss of €16.5 million, compared to a total comprehensive loss of €12.6 million for the nine months ended September 30, 2016.

On September 30, 2017, argenx’s cash, cash-equivalents and current financial assets amounted to €161.7 million, compared to €96.7 million on December 31, 2016 and €103.1 million on September 30, 2016. The increase in argenx’s cash, cash-equivalents and current financial assets in 2017 is explained by the proceeds received from argenx’s U.S. initial public offering on Nasdaq in May 2017.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy; its financial condition, results of operation and business outlook; the sufficiency of its cash, cash equivalents and current financial assets; and the momentum of its product candidate pipeline as well as the advancement of, and anticipated clinical development and regulatory milestones and plans related to, and data readouts for, argenx’s product candidates and preclinical and clinical trials. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.